

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402**

Mail Stop 3561

July 15, 2010

Ryanair Holdings plc
Howard Millar- Chief Financial Officer
c/o Ryanair Limited
Corporate Head Office
Dublin Airport
County Dublin, Ireland

> **Re: Ryanair Holdings plc**
> **Form 20-F for the year ended March 31, 2009**
> **Filed July 29, 2009**
> **File Number: 000-29304**

Dear Mr. Millar:

We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

Sincerely,

David R. Humphrey
Branch Chief